UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
__________________
FORM 6-K
_____________________
 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

January 17, 2024
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)
  1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
EXHIBIT LIST

Exhibit	Description
99.1	Pan American Silver announces preliminary 2023 production results and guidance for 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: January 17, 2024	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP Associate General Counsel & Corporate Secretary